UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report Of Foreign Private Issuer

Pursuant To Rule 13a-16 Or 15d-16 Of

The Securities Exchange Act Of 1934

For the month of August 2017

Commission File Number: 000-54290

Grupo Aval Acciones y Valores S.A.

(Exact name of registrant as specified in its charter)

Carrera 13 No. 26A - 47

Bogotá D.C., Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

GRUPO AVAL ACCIONES Y VALORES S.A.

TABLE OF CONTENTS

ITEM
1.	Report of Relevant Information dated August 23, 2017

Item 1

Bogota D.C., August 23, 2017

With respect to the press release made by the Colombian General Attorney´s Office relating to the preventive detention of Mr. José Elías Melo Acosta, who served as President of Corficolombiana S.A. (“Corficolombiana”), an affiliate of Grupo Aval S.A. (“Grupo Aval”) for 8 years until May 2016, as part of the investigation concerning corrupt practices conducted by Odebrecht and Colombian Government officials, Grupo Aval informs the following:

-	We are shocked by the preventive detention order against Corficolombiana’s former president. We hope that Mr. Melo, who has not admitted to the charges, may be able to prove his innocence.

-	With respect to the foregoing, our investigations with respect to this matter concluded that (i) Grupo Aval did not participate in the corrupt practices associated with the Ruta del Sol II concession contract, (ii) the Board of Directors of Grupo Aval was not aware, nor did it approve illegal payments to third parties regarding Ruta del Sol II concession contract.

-	Grupo Aval’s corporate policies applicable to its subsidiaries strictly demand compliance with applicable regulation in all its business conduct. Accordingly, if any person committed a violation of the law, such conduct was performed of his own accord and in clear abuse of the trust placed in him to perform his obligations.

-	We trust in the different State authorities and we expect that the ongoing investigations are thoroughly conducted in order to identify and establish the responsibility of those individuals that participated in these corrupt practices to whom we expect to be prosecuted to the full extent of the law. We reaffirm our commitment to cooperate with authorities, in any matter they consider necessary during this process.

-	As noted in prior press releases since the very first day in which these practices were known, the management of Concesionaria Ruta del Sol S.A.S. (the “Company”) was performed by Odebrecht, which insisted and imposed its will, given that it is the clear majority owner of the Company. It is worth noting that the companies of the Odebrecht group own 62% of the shares of the Company and therefore they operate and control it. Episol S.A.S., an affiliate of Corficolombiana, holds a minority stake (33%); therefore it does not has controlling power.

-	Finally, we will make use of all the available legal remedies against the individuals responsible for the loss and damages caused by this situation.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 23, 2017

GRUPO AVAL ACCIONES Y VALORES S.A.

By:	/s/ Jorge Adrián Rincón Plata
	Name:	Jorge Adrián Rincón Plata
	Title:	Chief Legal Counsel